EXHIBIT A

The News Corporation Limited	Page 1 of 14
Appendix 4B
Half Yearly Financial Report

Appendix 4B
Half Yearly Financial Report

Name of entity

THE NEWS CORPORATION LIMITED

ABN or equivalent company reference	Half year ended (‘current period’)

007 910 330	31 December 2002

For announcement to the market

				A$ million

Sales revenue from ordinary activities	up	4.9%	to	15,351
Profit from ordinary activities after tax attributable to members				725
Net profit attributable to members of the parent entity				725

Dividends (distributions)	Amount per share	Franked amount per share

Interim dividend
– ordinary share	$0.0150	Unfranked
– preferred limited voting ordinary share	$0.0375	Unfranked
Previous corresponding period
– ordinary share	$0.0150	Unfranked
– preferred limited voting ordinary share	$0.0375	Unfranked

Record date for determining entitlements to the dividend		1 April 2003

The News Corporation Limited	Page 2 of 14
Appendix 4B
Half Yearly Financial Report

Condensed consolidated statement of financial performance

	6 months ended

	31 Dec 2002 A$ million	31 Dec 2001 A$ million

Sales revenue	15,351	14,638
Operating expenses	13,042	12,975

Operating income	2,309	1,663
Net (loss) from associated entities	(364)	(1,226)
Borrowing costs	(526)	(653)
Interest income	94	128

Net borrowing costs	(432)	(525)
Dividend on exchangeable preferred securities	(46)	(47)
Other revenues before income tax	564	5,590
Other expenses before income tax	(611)	(5,867)

Profit (loss) from ordinary activities before tax	1,420	(412)
Income tax (expense) benefit on
Ordinary activities before other items	(500)	(285)
Other items	22	(119)

Net income tax (expense)	(478)	(404)

Net profit (loss) from ordinary activities after tax	942	(816)
Net (profit) attributable to outside equity interests	(217)	(222)

Net profit (loss) attributable to members of the parent entity	725	(1,038)
Net exchange gains recognised directly in equity	371	222
Other items recognised directly in equity	152	(267)

Total change in equity other than those resulting from transactions with owners as owners	1,248	(1,083)

	6 months ended

	31 Dec 2002	31 Dec 2001

BASIC/DILUTED EARNINGS PER SHARE ON NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY
Ordinary shares	$0.121	$(0.198)
Preferred limited voting ordinary shares	$0.146	$(0.237)
Ordinary and preferred limited voting ordinary shares	$0.136	$(0.221)

The News Corporation Limited	Page 3 of 14
Appendix 4B
Half Yearly Financial Report

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members	6 months ended

	31 Dec 2002 A$ million	31 Dec 2001 A$ million

Profit (loss) from ordinary activities after tax	942	(816)
Outside equity interests	(217)	(222)

Profit (loss) from ordinary activities after tax, attributable to members	725	(1,038)

Revenue and expenses from ordinary activities	6 months ended

	31 Dec 2002 A$ million	31 Dec 2001 A$ million

Revenue from sales or services	15,351	14,638
Interest revenue	94	128
Depreciation and amortisation excluding amortisation of intangibles	333	344
Details of Other Revenues and Expenses
Sale of Echostar shares (a)		468
Sale of Fox Family Worldwide (b)		2,323
Sale of Outdoor Life (c)		271
Write down of investment in Stream (d)		(590)
Write down of investment in KirchMedia (e)		(460)
Write down of sports rights (f)		(1,768)
Early extinguishment of debt (g)		(64)
Write down of investment in Gemstar (h)	(551)
Disposal of interests in subsidiaries (i)	504
Disposal and write down of other non-current assets		(457)

Total Other Revenues and Expenses	(47)	(277)
Other Revenues and Expenses comprise:
Other revenues before income tax	564	5,590
Other expenses before income tax	(611)	(5,867)

Total Other Revenues and Expenses	(47)	(277)

(a)     During the prior half year, the Company sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and recorded a gain on the sale of $468 million.

(b)     In October, 2001, a subsidiary of the Company, Fox Broadcasting Company (“FOX”), Haim Saban and the other shareholders of Fox Family Worldwide, Inc (“FFW”), sold FFW to The Walt Disney Company for total consideration of approximately $10.3 billion which included the assumption of certain debt.  FOX received proceeds of $3,242 million.  As a result of this transaction, the Company recognised a gain on sale of $2,323 million.

(c)     On 25 July, 2001, as a result of the exercise of rights by existing shareholders, a subsidiary of the Company, Fox Entertainment Group (“FEG”) acquired 50.23% of Outdoor Life Network, LLC (“Outdoor Life”) for approximately $608 million.  This acquisition resulted in FEG owning 83.18% of Outdoor Life.  On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG’s ownership interest in Outdoor Life for $977 million in cash.  Upon the closing of the sale, FEG recognised a gain of $271 million.

(d)     During the prior half year, the Company wrote down its investment in Stream S.p.A. by $590 million to an amount considered by the Directors to be the recoverable amount at 31 December, 2001.

(e)     In the prior half year, due to financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Company recognised a charge of $460 million to fully write down its investment in KirchMedia.

(f)     As a result of the downturn in sports related advertising during the previous year, together with the reduction in long term forecast advertising growth rates, in accordance with the Company’s accounting policies, in the prior year the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States.  Accordingly, the Company recorded a one-time other expense of $1,768 million relating to National Football League ($753 million), National Association of Stock Car Racing “NASCAR” ($578 million) and Major League Baseball ($437 million).

The News Corporation Limited	Page 4 of 14
Appendix 4B
Half Yearly Financial Report

(g)     During the prior half year, the Company extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due October 2012.  The Company recognised a loss of $64 million due to the early extinguishment of debt.

(h)     As at 31 December 2002, the Company owned approximately 175 million shares in Gemstar-TV Guide and has recorded a charge to reflect  an impairment in carrying value of $551 million.

(i)     Primarily relates to the sale by Fox Entertainment Group (“FEG”), a subsidiary of the Company, of 50 million shares of its Class A Common Stock in November 2002, for net proceeds of approximately US$1.2 billion.  Upon consummation of the offering, the Company’s equity interest in FEG decreased from 85.32% to 80.58%.  The resulting gain has been recorded as Other Revenue.

Capitalised outlays	6 months ended

	31 Dec 2002 A$ million	31 Dec 2001 A$ million

Interest costs capitalised in asset values	21	26

Consolidated retained profits	6 months ended

	31 Dec 2002 A$ million	31 Dec 2001 A$ million

Retained profits at the beginning of the financial period	1	10,906
Net profit (loss) attributable to members of the parent entity	725	(1,038)
Dividends provided for or paid	(176)	(173)
Net transfers from reserves	347	1,287

Retained profits at the end of the financial period	897	10,982

Intangible and extraordinary items

	Consolidated - current period

	Before tax A$ million	Related tax A$ million	Related outside equity interests A$ million	Amount (after tax) attributable to members A$ million

Amortisation of goodwill	35			35
Amortisation of other intangibles

Total amortisation of intangibles	35			35

Extraordinary items

Total extraordinary items

The News Corporation Limited	Page 5 of 14
Appendix 4B
Half Yearly Financial Report

Condensed consolidated statement of financial position

	At end of current period A$ million	As shown in last annual report A$ million	As in last half yearly report A$ million

Current assets
Cash	5,463	6,337	6,247
Receivables	7,997	5,809	8,308
Inventories	2,303	1,935	3,294
Other	513	566	744

Total current assets	16,276	14,647	18,593

Non-current assets
Receivables	893	796	995
Investments in associated entities	6,487	6,875	18,909
Other investments	1,623	1,712	1,972
Inventories	4,429	4,232	5,340
Property, plant and equipment	6,752	6,671	7,226
Publishing rights, titles & television licences	36,401	35,348	38,384
Goodwill	392	455	486
Other	645	705	999

Total non-current assets	57,622	56,794	74,311

Total assets	73,898	71,441	92,904

Current liabilities
Interest bearing liabilities	135	1,856	90
Payables	9,030	8,073	10,100
Tax liabilities	512	848	780
Provisions	266	228	414

Total current liabilities	9,943	11,005	11,384

Non-current liabilities
Interest bearing liabilities	13,615	13,585	18,154
Payables	3,916	4,054	5,231
Tax liabilities	970	434	383
Provisions	1,039	1,205	1,336

Total non-current liabilities excluding exchangeable preferred securities	19,540	19,278	25,104
Exchangeable preferred securities	1,693	1,690	3,706

Total liabilities	31,176	31,973	40,194

Shareholders’ Equity
Contributed equity	28,291	28,239	26,873
Reserves	6,525	6,351	9,545
Retained profits	897	1	10,982

Shareholders’ equity attributable to members of the parent entity	35,713	34,591	47,400

Outside equity interests in controlled entities	7,009	4,877	5,310

Total shareholders’ equity	42,722	39,468	52,710

Total liabilities and shareholders’ equity	73,898	71,441	92,904

Preference capital included as part of equity attributable to members of the parent entity	490	490	490

The News Corporation Limited	Page 6 of 14
Appendix 4B
Half Yearly Financial Report

Condensed consolidated statement of cash flows

	Current period A$ million	Previous period A$ million

Operating activity
Net profit (loss) attributable to members of the parent entity	725	(1,038)
Adjustment for non-cash and non-operating activities:
Associated entity earnings, net of dividends	262	142
Depreciation and amortisation	368	376
Provisions	316	89
Other items, net	146	1,595
Change in assets and liabilities:
Receivables	(2,195)	(1,604)
Inventories	(611)	(646)
Payables	1,510	1,020

Cash provided (used) by operating activity	521	(66)

Investing and other activity
Property, plant and equipment	(327)	(300)
Investments	(1,486)	(2,934)
Repayment of loan by associate	170
Proceeds from sale of non-current assets	95	4,613

Cash provided (used) by investing activity	(1,548)	1,379

Financing activity
Repayment of debt	(1,953)	(652)
Issuance of shares	2,167	112
Dividends paid	(133)	(162)
Leasing and other finance costs	(2)

Cash provided (used) by financing activity	79	(702)

Net increase (decrease) in cash	(948)	611
Opening cash balance	6,337	5,615
Exchange movement on opening cash balance	74	21

Closing cash balance	5,463	6,247

Gross cash flows from operating activity
Cash from trading operations
Receipts	13,153	13,034
Payments	(11,927)	(12,393)

	1,226	641
Dividend and distribution receipts	26	18
Interest receipts	92	131
Interest payments	(556)	(666)
Income tax payments	(221)	(143)
Dividends paid on exchangeable preferred securities	(46)	(47)

Cash provided (used) by operating activity	521	(66)

For the purposes of the Statement of Cash Flows, cash includes cash at bank, on deposit and on hand.

Repayment of loan by associate relates to the full repayment of the $170 million loan facility that was provided to Queensland Press Pty. Limited and recorded, until repayment, within investments.

In December 2002, the Company reduced the commitments available under the Revolving Credit Agreement from US$2.0 billion  to US$1.7 billion.

The News Corporation Limited	Page 7 of 14
Appendix 4B
Half Yearly Financial Report

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities during the current period, but did not involve cash flows are as follows:

There were no significant non-cash transactions during the period, other than those disclosed elsewhere in this report.

Other notes to the condensed financial statements	Current period	Previous period

Ratios
Profit before tax / sales revenue
Consolidated profit (loss) from ordinary activities before tax as a percentage of sales revenue	9.3%	(2.8)%

Profit after tax / equity interests
Consolidated net profit (loss) from ordinary activities after tax attributable to members as a percentage of equity (similarly attributable) at the end of the period	2.0%	(2.2)%

NTA backing	Current period	Previous period

Net tangible asset backing per ordinary security	$(0.30)	$1.55

The net tangible asset backing per ordinary security is based on the asset values as shown in the Statement of Financial Position and does not reflect the market value of investments which in some cases are significantly in excess of book value.

The News Corporation Limited	Page 8 of 14
Appendix 4B
Half Yearly Financial Report

Earnings per share (EPS)

	Half year ended 31 December 2002

	Ordinary	Preferred	Total

	Million
Basic/Diluted (a)
Denominator - weighted average number of shares	1,964	3,173	5,137
Rollforward of shares
Balance as at 31 December, 2002	2,096	3,214	5,310
Exercise/conversion of potential shares		1	1

Balance as at 13 February, 2003	2,096	3,215	5,311
Earnings per share on net profit (loss) attributable to members of the parent entity
– Ordinary shares			$0.121
– Preferred limited voting ordinary shares			$0.146
– Ordinary and preferred limited voting ordinary shares			$0.136
Numerator - earnings result	239	461	700
Reconciliation to Net loss from ordinary activities after tax
Numerator			700
Outside equity interest			217
Dividends on preference shares			25

Net profit (loss) from ordinary activities after tax			942

	Half year ended 31 December 2002

	Ordinary	Preferred	Total

	Million
Basic/Diluted (a)
Denominator - weighted average number of shares	1,962	2,851	4,813
Rollforward of shares
Balance as at 31 December, 2001	2,093	3,081	5,174
Exercise/conversion of potential shares		1	1

Balance as at 14 February, 2002	2,093	3,082	5,175
Earnings per share on net profit (loss) attributable to members of the parent entity
– Ordinary shares			$(0.198)
– Preferred limited voting ordinary shares			$(0.237)
– Ordinary and preferred limited voting ordinary shares			$(0.221)
Numerator - earnings result	(388)	(677)	(1,065)
Reconciliation to Net loss from ordinary activities after tax
Numerator			(1,065)
Outside equity interest			222
Dividends on preference shares			27

Net profit (loss) from ordinary activities after tax			(816)

(a)     The basic and diluted earnings per share calculations are the same, as no potential ordinary shares were dilutive when calculated in accordance with AASB 1027 “Earnings per Share”.

The News Corporation Limited	Page 9 of 14
Appendix 4B
Half Yearly Financial Report

Control gained over entities having material effect

In July 2002, Fox Entertainment Group, currently a 80.58% subsidiary of the Company, acquired 100% of WPWR-TV for approximately US$420 million.  The acquisition did not have a material effect on the consolidated profit from ordinary activities after tax for the period.

Loss of control of entities having material effect

          N/A

Dividends

Date the dividend is payable	30 April 2003

Record date to determine entitlements to the dividend (i.e., on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)

1 April 2003

Amount per security

		Amount per security (cents)	Franked amount per share (cents) at 30% tax	Amount per share of foreign source dividend

Interim dividend:
Current year	ordinary	$0.0150	nil
	preferred limited voting ordinary	$0.0375	nil
Previous year	ordinary	$0.0150	nil
	preferred limited voting ordinary	$0.0375	nil

Dividends provided for or paid during the period

	Current period A$ million	Previous period A$ million

Ordinary	31	31
Perpetual preference	25	27
Preferred limited voting ordinary	120	115

	176	173

Dividends, at the option of the shareholders, may be taken in cash or reinvested in shares of the Company under the operation of the Dividend Reinvestment Plan.  A discount of 10% will apply to weighted average market price of the ordinary and preferred limited voting ordinary shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

The last date for receipt of election notices for the dividend or distribution plans	1 April 2003

The News Corporation Limited	Page 10 of 14
Appendix 4B
Half Yearly Financial Report

Details of aggregate share of profits (losses) of associates and joint venture entities

	Current period A$ million	Previous period A$ million

Operating (loss) before tax	(363)	(1,227)
Income tax (expense) benefit	(1)	1

Operating profit (loss) from after tax	(364)	(1,226)
Extraordinary items net of tax

Share of net profit (loss) of associates and joint venture entities	(364)	(1,226)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)

	Current period	Previous period	Current period A$ million	Previous period A$ million

			Equity accounted

Equity accounted associates and joint venture entities
Stream, S.p.A	50.0%	50.0%	(180)	—
Sky Latin America
Sky Brasil	46.7%	36.0%	(102)	(25)
Innova, S.de R.L de C.V. (Mexico)	30.0%	30.0%	(32)	(37)
Other	Various	Various	(25)	(44)
Fox Sports Domestic Cable (USA)	Various	Various	—	8
FOXTEL	25.0%	25.0%	(7)	(8)
ESPN Star Sports	50.0%	50.0%	1	(8)
Other associated entities	Various	Various	102	5

Operating (loss) after income tax before other items			(243)	(109)
Other items after income tax (a)			(121)	(1,117)

Operating (loss) after income tax and other items			(364)	(1,226)

(a)

The current half-year other items primarily relates to the Company’s share of Sky Brasil’s deferred tax asset write-off. In the prior period, the principle Other item was the Company’s share of BSkyB’s write-down of its carrying value in KirchPayTV.

(b)

During the period, British Sky Broadcasting Group plc (“BSkyB”) issued equity as deferred consideration relating to the acquisition of British Interactive Broadcasting Holdings Limited. In accordance with AASB 1016 “Accounting for Investments in Associates” the Company recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

The News Corporation Limited	Page 11 of 14
Appendix 4B
Half Yearly Financial Report

Issued and quoted securities at end of current period

Category of securities	Total number	Number quoted	Average price per Share $	Aggregate amount paid * (millions)

Preferred shares

Perpetual preference shares	3,800,000
Cumulative perpetual preference shares	10,000,000

Changes during current period

Ordinary shares	2,095,999,003	2,095,999,003

Changes during current period:
Exercises/conversions of potential shares	66,500		$4.75	1
Dividend reinvestment	1,521,468		$8.42	11

Preferred limited voting ordinary shares	3,214,841,981	3,214,841,981

Changes during current period:
Exercises/conversions of potential shares	2,412,838		$5.87	14
Dividend reinvestment	3,733,368		$7.15	26

Convertible debt securities	—

* All issuances are fully paid

Options	Number	Exercise Price	Expiry dates

The following option plans are not quoted:
Options over one ordinary and one half of a preferred share		$7.34 - $10.86	Feb 2003 to Oct 2004
Opening balance 1 July, 2002	310,500
Exercises during the period	(66,500)

Balance as at 31 December, 2002	244,000
Options over one preferred limited voting ordinary share		US$1.15 - $A22.00	May 2003 to Oct 2012
Opening balance 1 July, 2002	214,282,175
Issuances during the period	67,301,072
Exercises during the period	(2,379,588)
Lapsed during the period	(5,183,842)

Balance as at 31 December, 2002	274,019,817
NDS Option Schemes		US$6.50 - US$66.00	Apr 2003 to Jan 2013
Opening balance 1 July, 2002	4,505,568
Issuances during the period	799,227
Lapsed during the period	(232,728)

Balance as at 31 December, 2002	5,072,067
News International Sharesave Scheme		£2.104 to £4.692	Mar 2003 to Mar 2009
Opening balance 1 July, 2002	6,042,413
Exercises during the period	(152,986)
Lapsed during the period	(400,479)

Balance as at 31 December, 2002	5,488,948

This sub-plan to The News Corporation Share Option Plan is a salary sacrifice savings scheme, established for the benefit of U.K. resident employees of News International plc, (an indirect, wholly owned subsidiary of The News Corporation Limited) and involves the grant of options over preferred shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans, which were implemented in conjunction with the plan, at an exercise price which represents a discount of up to 20% of the market price of the shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant’s saving plan in favour of the Trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant.

The News Corporation Limited	Page 12 of 14
Appendix 4B
Half Yearly Financial Report

Segment data

Primary segment (business)

	2002 A$ million

	Filmed Entertainment	Television	Cable Network Programming	Magazines & Inserts	Newspapers	Book Publishing	Other	Unallocated	Total

Sales revenue	4,007	4,458	1,908	740	2,311	1,217	710		15,351
Operating expenses	(3,366)	(3,819)	(1,476)	(541)	(2,024)	(1,025)	(791)		(13,042)

Operating income	641	639	432	199	287	192	(81)		2,309

Net profit (loss) from associated entities before other items	(5)	(315)	16		33		28		(243)
Net borrowing costs								(432)	(432)
Dividends on exchangeable preferred securities								(46)	(46)
Income tax expense before other items								(500)	(500)
Outside equity interest before other items								(217)	(217)

Profit before other items									871
Other revenues before income tax							564		564
Other expenses before income tax							(611)		(611)
Income tax benefit on other items								22	22
Net loss from associate other items		(121)							(121)
Outside equity interest on other items

Net profit (loss) attributable to members of the parent entity	636	203	448	199	320	192	(100)	(1,173)	725

	2002 A$ million

	Filmed Entertainment	Television	Cable Network Programming	Magazines & inserts	Newspapers	Book Publishing	Other	Unallocated	Total

Sales revenue	4,001	4,145	1,634	768	2,299	1,172	619		14,638
Operating expenses	(3,539)	(3,824)	(1,454)	(576)	(1,935)	(1,011)	(636)		(12,975)

Operating income	462	321	180	192	364	161	(17)		1,663
Net profit (loss) from associated entities before other items		(178)	(63)		23		109		(109)
Net borrowing costs								(525)	(525)
Dividends on exchangeable preferred securities								(47)	(47)
Income tax expense before other items								(285)	(285)
Outside equity interest before other items								(140)	(140)

Profit before other items									557
Other revenues before income tax			4,234				1,356		5,590
Other expenses before income tax		(1,206)	(1,689)				(2,972)		(5,867)
Income tax (expense) on other items								(119)	(119)
Net loss from associate other items		(1,065)	(51)				(1)		(1,117)
Outside equity interest on other items								(82)	(82)

Net profit (loss) attributable to members of the parent entity	462	(2,128)	2,611	192	387	161	(1,525)	(1,198)	(1,038)

Total segment revenue per AASB 1005 “Segment Reporting” is the addition of sales revenue, net profit (loss) from associated entities before Other Items, Other Revenues before income tax and net profit (loss) from associate Other Items.

The News Corporation Limited	Page 13 of 14
Appendix 4B
Half Yearly Financial Report

Comments by Directors

Basis of financial report preparation

The financial report for the 6 months ended 31 December 2002 is a general purpose financial report and has been reviewed by registered auditors.  It has been prepared in accordance with Australian Stock Exchange Listing Rules and AASB 1029: Interim Financial Reporting.  It is recommended that the accounts be read in conjunction with the 30 June 2002 Annual Report, Full Financial Report and any public announcements made by The News Corporation Limited (“the Company”) during the half year in accordance with continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules.  The financial statements in this report are “condensed financial statements” as defined in AASB 1029.  This report does not include all the notes of the type normally included in the annual Full Financial Report.

Material factors affecting the revenues and expenses of the economic entity for the current period.

See management review of performance in the attached earnings release to the market dated 13 February 2003.

A description of each event since the end of the current period which has had a material effect and which is not already reported, with financial effect quantified (if possible).

In January 2003, Fox Sports Net exercised its right to put its 50% direct ownership interests in SportsChannel Chicago and SportsChannel Associates Pacific Associates (collectively, the “Chicago and Bay Area RSNs”) to Regional Programming Partners (“RPP”) in connection with the Rainbow Transaction.  The purchase price for the sale of Fox Sports Net’s direct interests in the Chicago and Bay Area RSNs will be equal to the fair market value of such direct interests and is to be determined by mutual agreement of the parties.  In the event that the parties are unable to agree upon a price, the price will be determined by an independent valuation procedure in accordance with the terms of the respective partnership agreements.

Once the purchase price is determined, RPP has 30 days to elect either (i) to purchase Fox Sports Net’s direct interests in the Chicago and Bay Area RSNs or (ii) to consummate the IPO of the Chicago and Bay Area RSNs.  If RPP elects to purchase the interests, the consideration will be, at RPP’s election, in the form of marketable securities of certain affiliated companies of Rainbow or a three-year note with an interest rate of prime plus ½%.  Following the closing of this sale, each of the Chicago and Bay Area RSNs will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of dividends, is $0.5 million (2001 $0.5 million).

The Directors’ have not determined the likelihood of paying fully or partly franked dividends in the next year.

Changes in accounting policies since the last annual report are as follows:

None, other than the adoption of the following new accounting standards: AASB 1012 “Foreign Currency Translation”, AASB 1028 “Employee Benefits” and AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” which had no material effect on the Company.

Revisions in estimates of amounts reported in previous interim periods.

Nil

Changes in contingent liabilities or assets.

There are no material changes to contingent liabilities or assets since the last annual report.

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Appendix 4B
Half Yearly Financial Report

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

	Identify other standards used	N/A

2	This report, and the accounts upon which the report is based use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies:
(Tick one)
The accounts have been audited. ☐

The accounts have been subject to review. ☒

The accounts have not yet been audited or reviewed. ☐

The accounts are in the process of being audited or subject to review. ☐

5	The audit review report does not contain a qualification.

6	The entity has a formally constituted audit committee.

Date: 17 February, 2003

Director/Company Secretary

Keith Brodie
Print name:

EARNINGS RELEASE FOR THE QUARTER ENDED 31 DECEMBER, 2002  IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS SECOND QUARTER OPERATING INCOME GROWTH OF 37% TO A$1.3 BILLION

REVENUES INCREASE 5% TO A$8.4 BILLION

NET PROFIT BEFORE OTHER ITEMS INCREASES 45% TO A$576 MILLION

QUARTER HIGHLIGHTS

•	Television segment operating income up 35% on higher advertising revenues at the television stations and STAR.
•	Strong ratings and advertising growth at Fox News Channel and FX as well as higher affiliate rates at the Regional Sports Networks nearly doubles operating income at Cable Network Programming.
•	Filmed Entertainment operating income more than doubles primarily on success of Ice Age worldwide home entertainment sales.
•	Fox Entertainment Group, Inc. issues an additional 50 million shares for net cash proceeds of approximately US$1.2 billion.

Sydney, 13 February, 2003 – The News Corporation Limited (ASX: NCP, NCPDP) today reported second quarter consolidated revenues of A$8.4 billion, a 5% increase over the A$8.0 billion in the prior year and consolidated operating income of A$1.3 billion, up 37% over the A$961 million a year ago.  The year-on-year growth was driven primarily by substantial increases in the Filmed Entertainment, Television and Cable Network Programming segments.

Net profit for the fiscal second quarter was A$430 million, an increase of A$1.6 billion over the net loss of A$1.2 billion reported in the second quarter a year ago which included a A$1,768 million pre-tax write-down of the Company’s national sports contracts.  Net profit before other items was A$576 million compared to A$397 million reported in the prior year.

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney; Correspondence: G.P.O. Box 4245 Sydney, Australia; Telephone: (02) 9288-3000

MANAGEMENT REVIEW OF PERFORMANCE

The Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows for the three and six months ended 31 December are attached.  The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

The reported net profit attributable to members of the parent entity consisted of the following items:

	3 Months Ended 31 December,		6 Months Ended 31 December,

	2002	2001	2002	2001

	A$ Millions (except per share amounts)
Revenue	$8,420	$8,043	$15,351	$14,638

Operating income	1,313	961	2,309	1,663

Associated entities before other items	(69)	12	(243)	(109)
Interest expense, net	(207)	(273)	(432)	(525)
Dividends on exchangeable preferred securities	(23)	(23)	(46)	(47)

Profit before income tax expense, outside equity interest and other items	1,014	677	1,588	982
Income tax expense	322	204	500	285
Outside equity interest	116	76	217	140

Net profit before other items	576	397	871	557

Other items, net of tax and outside equity interest: [a]
Group	(25)	(509)	(25)	(487)
Associated entities	(121)	(1,067)	(121)	(1,108)

Total other items	(146)	(1,576)	(146)	(1,595)

Net profit (loss) attributable to members of the parent entity	$430	$(1,179)	$725	$(1,038)

Earnings per share on net profit before other items, net	$0.110	$0.079	$0.165	$0.110

Weighted average number of shares outstanding in millions (diluted)	5,146	4,884	5,137	4,813

The following commentary discusses the major components of these results.

[a] Previously referred to as “abnormal items”. This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 12 of this release.

Consolidated Operating Income	3 Months Ended 31 December,		6 Months Ended 31 December,

	2002	2001	2002	2001

	A$ Millions		A$ Millions
Filmed Entertainment	$460	$226	$641	$462
Television	296	220	639	321
Cable Network Programming	218	118	432	180
Magazines & Inserts	107	106	199	192
Newspapers	184	221	287	364
Book Publishing	86	81	192	161
Other	(38)	(11)	(81)	(17)

Consolidated Operating Income	$1,313	$961	$2,309	$1,663

CHAIRMAN’S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“We are delighted with the 37 percent operating income growth we achieved in the second quarter.  Such robust growth is a reflection of the strong operating leverage and momentum we have at most of our businesses. Double-digit revenue gains at our cable and television station operations have translated into even stronger double-digit operating income growth as tight cost management resulted in improved operating margins. Our film business continues to thrive from its string of successful theatrical releases and from explosive growth in the home entertainment market. And our newspapers continue to enjoy better advertising revenues at most major titles. Although we were disappointed with the performance of the FOX network in the second quarter, the worst is clearly behind it. Indeed, the unprecedented ratings surge we have delivered following the quarter positions us to end this television season equal to or better than last year’s numbers – a remarkable turnaround. Our second quarter results underscore the popularity of our media products around the world and our continuing focus on cost-containment and a healthy balance sheet.”

Second quarter net losses at associated entities before other items were A$69 million versus profits of A$12 million a year ago.  The year-over-year decline was primarily due to the inclusion of Stream losses and the unfavourable impact of foreign currency fluctuations at the Latin America DTH platforms.  Additionally, second quarter losses at the Fox Sports Cable Networks associates reflect increased costs at Madison Square Garden, principally due to a player compensation charge.  A detailed discussion of the components of associated entities’ losses is provided later in the release.

Second quarter net profit before other items increased to A$576 million (A$0.110 per share) versus A$397 million (A$0.079 per share) in the prior year primarily due to higher consolidated operating income partially offset by higher losses at the associated entities.

The Company reported a loss from other items in the quarter of A$146 million versus a loss of A$1.6 billion a year ago.  The loss in the current year primarily includes a gain related to the Fox Entertainment Group’s issuance of 50 million new shares offset by an additional write-down of the Company’s carrying value for its Gemstar investment.  The loss in the second quarter a year ago primarily included a profit from the sale of a 49.5%

interest in Fox Family Worldwide offset by a write-down of the Company’s national sports contracts and write-downs related to investments in KirchMedia and Stream.  In addition, the loss from other items in the prior year included BSkyB’s write-down of its investment in KirchPayTV.

An interim unfranked dividend of A$0.015 per Ordinary share and an unfranked dividend of A$0.0375 per Preferred Limited Voting share has been declared and is payable on 30 April, 2003. Completed share transfer received by the Company until 5.00 PM on 1 April, 2003 will be registered before entitlements to the dividend are determined. Elections with respect to the Dividend Reinvestment Plan, to have effect with respect to the above dividends, must be lodged with the Company by 5:00 PM on 1 April, 2003. A discount of 10% will apply to the weighted average market price of the Ordinary and Preferred Limited Voting shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

The following commentary is discussed principally in U.S. dollars.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of US$255 million, a US$140 million improvement over the US$115 million reported in the same period a year ago.  This substantial increase was primarily driven by record-breaking worldwide home entertainment sales led by the performance of Ice Age as well as contributions from Star Wars Episode II: Attack of the Clones, Behind Enemy Lines, Like Mike and catalog titles.   These contributions were partially offset by the impact of marketing costs for several successful second and third quarter theatrical releases.  Prior-year results were primarily driven by the worldwide home entertainment performance of Planet of the Apes and Dr. Dolittle 2.

Twentieth Century Fox Television (TCFTV) contributions increased versus the second quarter a year ago primarily reflecting higher syndication profits from King of the Hill and The X-Files as well as increased network license fees for The Practice.  Additionally, continued momentum in home entertainment sales, most notably from The Simpsons and 24, contributed to the year-on-year growth.  During the quarter, several of TCFTV’s new shows, including Cedric the Entertainer on FOX and Still Standing on CBS, sustained solid ratings, while a number of returning shows, including The Simpsons, 24, King of the Hill and Malcolm in the Middle, continued to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION

The Television segment reported second quarter operating income of US$165 million versus US$113 million in the same period a year ago, primarily reflecting a 25% increase at the Fox Television Stations.

Fox Television Stations (FTS) second quarter operating income grew US$60 million over a year ago largely as a result of stronger advertising revenue.  The advertising market was buoyed by increased spending particularly among the automotive, fast food, movie

and telecommunication categories, while also benefiting from strong political advertising.   Additionally, current-year earnings growth continued to be fueled by margin expansion primarily from cost reductions achieved through FTS’ integration of its duopoly stations.

At the Fox Broadcasting Company (FBC), second quarter operating losses increased compared to a year ago.  Higher advertising revenues were more than offset by a rise in primetime programming costs reflecting the cancellation of several new series as well as increased promotional spending for the current season.  Following the end of the quarter, the network premiered several shows that are handily winning their time slots among all key demographics, including American Idol 2, the highest rated show on network television among Adults 18-49 and Joe Millionaire, the number one new show of the 2002-2003 season.

STAR continued to improve its operating results in the second quarter, generating positive operating income compared to a slight operating loss a year ago despite absorbing start-up losses in the current year from the newly launched Xing Kong Wei Shi channel in China.  The improvement was fueled by revenue growth of 17% primarily from an increase in subscription revenue at STAR Plus in India which continues to add new subscribers.  Additionally, STAR Plus benefited from lower programming costs as a result of Kuan Banega Crorepati, the Hindi version of Who Wants To Be a Millionaire, being taken off the schedule.  STAR Plus maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 29 of the top 30 Hindi programs.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported second quarter operating income of US$121 million, an improvement of US$61 million over last year’s results.  This success reflects strong growth across all of the Company’s primary cable television channels.

The Fox News Channel more than tripled its operating income versus the second quarter a year ago due to strong ad sales growth and relatively flat operating costs.  FNC finished the calendar year with its fourth consecutive quarter as the most watched cable news network – fiscal second quarter viewership was 29% greater than that of its nearest competitor on a 24-hour basis and 33% higher in primetime.

Fox Sports Networks’ operating profit improved 65% during the quarter, driven primarily by double-digit revenue growth at both the RSNs and FX. The revenue increase at the RSNs was largely due to higher affiliate rates and an increase in the number of DTH subscribers.  The growth at FX was the result of increases in both advertising and affiliate revenues that were fueled by strong ratings gains, higher pricing and a 6% increase in subscribers over the past year.  Subsequent to quarter-end, FX debuted the second season of The Shield, which premiered with the highest second season ratings in basic cable history, in addition to winning Golden Globes for Best Drama Series and Best Actor in a Drama Series.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported second quarter operating income of US$59 million, an increase of US$4 million versus a year ago.   The 7% improvement was primarily due to higher revenues and market share at both the Free Standing Inserts and In-Store divisions.

NEWSPAPERS

The Newspaper segment reported second quarter operating income of US$102 million, a 10% decrease versus the same period a year ago as advertising revenue gains were more than offset by circulation revenue declines in the UK as a result of The Sun’s discounted pricing to match the competition.

The UK newspaper group reported a 37% operating income decline in local currency terms for the second quarter compared to a year ago as advertising revenue growth of 6% was more than offset by circulation revenue declines.  The improvement in advertising was achieved across all titles, with particular strength at The Times and The Sunday Times.  Circulation revenue declined as higher revenues at The News of the World, The Times and The Sunday Times were more than offset by the cover price reductions at The Sun.  As a result of this initiative, circulation at The Sun has expanded by 5% compared to the second quarter a year ago.

The Australian newspaper group reported an 18% increase in operating income in local currency terms driven by a 10% increase in advertising revenue over a year ago and a moderate increase in circulation revenue.  Advertising growth reflects particular strength in display advertising, including increases in the retail, real estate and national categories as well as growth in classified advertising, which experienced strength across all categories including employment in particular.

BOOK PUBLISHING

HarperCollins reported another quarter of strong operating profit, with contributions of  US$48 million, 14% above the same period a year ago.  The solid quarterly results reflect the strong performance across all divisions worldwide, led by an array of bestsellers, including Michael Crichton’s Prey, the ongoing popularity of Lemony Snicket’s A Series of Unfortunate Events and J.R.R. Tolkien’s Lord of the Rings trilogy, and the breakout success of Zondervan’s The Purpose-Driven Life by Rick Warren.  During the quarter, HarperCollins had 40 books on The New York Times bestseller lists including four books that reached the #1 spot.

REVIEW OF ASSOCIATED ENTITIES RESULTS

Second quarter net losses from associated entities before other items were A$69 million versus profits of A$12 million a year ago.  The year-over-year decline was primarily due to the inclusion of Stream losses and the unfavourable impact of foreign currency fluctuations at the Latin America DTH platforms.  Additionally, second quarter losses at the Fox Sports Cable Networks associates reflect increased costs at Madison Square Garden, principally due to a player compensation charge.

The Company’s share of associated entities earnings (losses) is as follows:

			3 Months Ended 31 December,				6 Months Ended 31 December,

	% Owned		2002		2001*		2002		2001*

			US $ Millions				US $ Millions
Platforms:
Sky Latin America:
Sky Brasil	46.7	%(a)		$10		$18		$(57)		$(13)
Innova – Mexico	30.0%			(9)		—		(17)		(19)
Other	Various			(6)		(11)		(14)		(22)
FOXTEL – Australia	25.0%			(2)		(2)		(4)		(4)
Stream	50.0	%(b)		(61)		—		(100)		—
Channels:
Fox Sports Cable Networks	Various			(3)		12		9		4
STAR Associates:
ESPN STAR Sports	50.0%			—		(2)		1		(4)
Other STAR	Various	(c)		(1)		(1)		(5)		(2)
Other Associates	Various	(d)		33		(8)		52		4

Total associated entities’ earnings (losses) before other items				$(39)		$6		$(135)		$(56)
Other items		(e)		(67)		(548)		(67)		(569)

Total associated entities’ earnings (losses)				$(106)		$(542)		$(202)		$(625)

Total associated entities’earnings (losses) before other items in A$			A$	(69)	A$	12	A$	(243)	A$	(109)

Further details on the associated entities follow.

(a)	For the six months ended 31 December, 2001, the Company’s share of Sky Brasil (formerly NetSat) was 36%.
(b)	The Company’s share of Stream’s start-up losses were not included through 31 March, 2002.
(c)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.
(d)

Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), Fox Sports International (until the remaining interest was purchased and consolidated in December 2001), and BSkyB.

(e)

Other items for the current quarter primarily include the Company’s share of Sky Brasil’s accumulated deferred tax asset write-off.  The second quarter a year ago included BSkyB’s write-down of its carrying value in KirchPayTV.

*	Certain prior year amounts have been reclassified to conform to the current fiscal year presentation.

Sky Brasil (in US$)	3 Months Ended 31 December,				6 Months Ended 31 December,

	2002		2001		2002		2001

	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	R$	138	R$	131	R$	268	R$	256
Revenues		$37		$51		$79		$100
EBITDA		(5)		5		(6)		(2)
Net income (loss)		$21		$50		$(136)		$(35)

News’ reportable 46.7% share (in US$)		$10		$18		$(57)		$(13)

Net Debt (excluding capitalised leases)						$213		$213
Ending Subscribers						732,000		708,000

Sky Brasil’s revenues, which grew 5% in local currency terms in the quarter due to a higher subscriber base, decreased on a reported basis due to the decline of the average Brazilian Real versus the U.S. dollar. The decline in EBITDA reflects the lower revenues as well as an increase in programming and marketing costs associated with the Brazilian Soccer Championships, partially offset by cost savings in set-top box subsidies.  The reduction in net income principally reflects lower foreign exchange gains compared to the prior year.

Innova (in US$) – Mexico	3 Months Ended 31 December,				6 Months Ended 31 December,

	2002		2001		2002		2001

	Millions (except subscribers)				Millions (except subscribers)
Revenues (in local currency)	Ps	805	Ps	771	Ps	1,639	Ps	1,560
Revenues		$80		$84		$164		$169
EBITDA		24		8		50		18
Net loss		$(30)		$(1)		$(58)		$(63)

News’ reportable 30% share (in US$)		$(9)		$—		$(17)		$(19)

Net Debt (excluding capitalised leases)						$350		$370
Ending Subscribers						706,000		692,000

Innova’s revenues, which grew 4% in local currency terms in the quarter, decreased on a reported basis due to the decline of the average Mexican Peso versus the U.S. dollar. Innova’s EBITDA growth reflects the absence of costs associated with the satellite dish repositioning that was completed in the prior year.  The increase in EBITDA was more than offset by the unfavourable impact of foreign currency exchange due to the weakening of the Mexican Peso on U.S. dollar denominated liabilities.

FOXTEL (in A$) – Australia	3 Months Ended 31 December,				6 Months Ended 31 December,

	2002		2001		2002		2001

	Millions (except subscribers)				Millions (except subscribers)
Revenues	A$	150	A$	127	A$	288	A$	251
EBITDA		(8)		(6)		(20)		(21)
Net loss	A$	(13)	A$	(12)	A$	(30)	A$	(30)

News’ reportable 25% share (in US$)		$(2)		$(2)		$(4)		$(4)

Ending Subscribers (including Optus)						1,050,000		775,000

FOXTEL’s revenues for the quarter increased 18% principally due to a 12% increase in satellite subscribers compared to a year ago, higher average revenue per subscriber, and the inclusion of Optus wholesale subscribers as of 1 December, 2002.  EBITDA losses for the quarter increased A$2 million due to an increase in sports programming together with Fox Footy Channel costs and Optus license fee costs, partially offset by the increased revenues.

Fox Sports Cable Networks* (in US$)	3 Months Ended 31 December,		6 Months Ended 31 December,

	2002	2001	2002	2001

	Millions (except subscribers)		Millions (except subscribers)
Net (loss) income	$(3)	$(2)	$9	$(24)

AGAAP Adjustments (1)	—	14	—	28

News’ reportable share*	$(3)	$12	$9	$4

Ending Subscribers			44,072,000	50,689,000

The increase in net loss reported by Fox Sports Cable Networks for the quarter primarily reflects the impact of a player compensation charge and lower revenues at Madison Square Garden, offset by the favourable impact of lower amortisation at Regional Programming Partners from its adoption of FAS 142.

*Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership.

[1]	Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to identifiable intangible amortisation.

ESPN STAR Sports (in US$) –Asia	3 Months Ended 31 December,		6 Months Ended 31 December,

	2002	2001	2002	2001

	Millions (except viewership)		Millions (except viewership)
Revenues	$39	$37	$76	$62
EBITDA	1	(1)	7	(3)
Net income (loss)	$(1)	$(3)	$2	$(8)

News’ reportable 50% share	$—	$(2)	$1	$(4)

Viewership			184,798,000	141,464,000

Revenue for the quarter reflects increased subscription revenues principally due to subscriber and rate growth in India and Hong Kong, partially offset by lower advertising revenues from South Africa cricket events. EBITDA improved $2 million as the increase in revenues and lower programming and production costs were partially offset by higher promotional costs. Overall viewership at ESPN STAR Sports increased 31% to approximately 185 million, mainly due to growth in China and Korea.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	6 Months Ended 31 December,

	2002	2001

Australian Dollar/U.S Dollar	0.55	0.51
U.K. Pounds Sterling/U.S. Dollar	1.56	1.44

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s meeting with analysts on the second quarter results can be heard live on the Internet at 8:45 a.m. Eastern Summer Time (Australia) today.  To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made.  Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors.  More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission.  The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

STATEMENT OF FINANCIAL PERFORMANCE a

		3 Months Ended 31 December,		6 Months Ended 31 December,

	Note	2002	2001	2002	2001

		A$ Millions (except per share amounts)
Sales revenue	1	$8,420	$8,043	$15,351	$14,638
Operating expenses		7,107	7,082	13,042	12,975

Operating income	1	1,313	961	2,309	1,663
Net loss from associated entities		(190)	(1,064)	(364)	(1,226)
Borrowing costs		(249)	(325)	(526)	(653)
Interest income		42	52	94	128

Net borrowing costs		(207)	(273)	(432)	(525)
Dividend on exchangeable preferred securities		(23)	(23)	(46)	(47)
Other expenses before income tax, net		(47)	(333)	(47)	(277)

Profit (loss) from ordinary activities before income tax		846	(732)	1,420	(412)

Income tax expense on:
Ordinary activities before change in accounting policy and other items		(322)	(204)	(500)	(285)
Other items		22	(85)	22	(119)

Net income tax expense		(300)	(289)	(478)	(404)

Net profit (loss) from ordinary activities after tax		546	(1,021)	942	(816)
Net profit attributable to outside equity interests		(116)	(158)	(217)	(222)

Net Profit (Loss) Attributable to Members of the Parent Entity		$430	$(1,179)	$725	$(1,038)

Net exchange gains (losses) recognised directly in equity		(799)	(1,759)	371	222
Other items recognised directly in equity		152	(267)	152	(267)

Total change in equity other than those resulting from transactions with owners as owners		$(217)	$(3,205)	$1,248	$(1,083)

Basic/diluted earnings per share on net profit (loss) attributable to members of the parent entity
Ordinary shares		$0.072	$(0.221)	$0.121	$(0.198)
Preferred limited voting ordinary shares		$0.087	$(0.266)	$0.146	$(0.237)
Ordinary and preferred limited voting ordinary shares		$0.081	$(0.248)	$0.136	$(0.221)

[a] Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.

STATEMENT OF FINANCIAL POSITION

	31 December, 2002	30 June, 2002

	A$ Millions
ASSETS
Current Assets
Cash	$5,463	$6,337
Receivables	7,997	5,809
Inventories	2,303	1,935
Other	513	566

Total Current Assets	16,276	14,647

Non-Current Assets
Receivables	893	796
Investments in associated entities	6,487	6,875
Other investments	1,623	1,712
Inventories	4,429	4,232
Property, plant and equipment	6,752	6,671
Publishing rights, titles and television licenses	36,401	35,348
Goodwill	392	455
Other	645	705

Total Non-Current Assets	57,622	56,794

Total Assets	$73,898	$71,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$135	$1,856
Payables	9,030	8,073
Tax liabilities	512	848
Provisions	266	228

Total Current Liabilities	9,943	11,005

Non-Current Liabilities
Interest bearing liabilities	13,615	13,585
Payables	3,916	4,054
Tax liabilities	970	434
Provisions	1,039	1,205

Total Non-Current Liabilities Excluding Exchangeable Preferred Securities	19,540	19,278

Exchangeable preferred securities	1,693	1,690

Total Liabilities	31,176	31,973
Shareholders’ Equity
Contributed equity	28,291	28,239
Reserves	6,525	6,351
Retained profits	897	1

Shareholders’ equity attributable to members of the parent entity	35,713	34,591
Outside equity interests in controlled entities	7,009	4,877

Total Shareholders’ Equity	42,722	39,468

Total Liabilities and Shareholders’ Equity	$73,898	$71,441

STATEMENT OF CASH FLOWS

	6 Months Ended 31 December,

	2002	2001

	A$ Millions
Operating Activity
Net profit (loss) attributable to members of the parent entity	$725	$(1,038)
Adjustment for non-cash and non-operating activities:
Equity earnings, net	262	142
Depreciation and amortisation	368	376
Provisions	316	89
Other items, net	146	1,595
Change in assets and liabilities:
Receivables	(2,195)	(1,604)
Inventories	(611)	(646)
Payables	1,510	1,020

Cash provided by (used in) operating activity	521	(66)
Investing and other activity
Property, plant and equipment	(327)	(300)
Investments	(1,486)	(2,934)
Repayment of loan by associate	170	—
Proceeds from sale of non-current assets	95	4,613

Cash (used in) provided by investing activity	(1,548)	1,379
Financing activity
Repayment of debt, net	(1,953)	(652)
Issuance of shares and preferred securities	2,167	112
Dividends paid	(133)	(162)
Leasing and other finance costs	(2)	—

Cash provided by (used in) financing activity	79	(702)

Net (decrease) increase in cash	(948)	611
Opening cash balance	6,337	5,615
Exchange movement on opening balance	74	21

Closing cash balance	$5,463	$6,247

Note 1 – SEGMENT DATA

	3 Months Ended 31 December,		6 Months Ended 31 December,

	2002	2001	2002	2001

	A$ Millions		A$ Millions
BY GEOGRAPHIC AREAS
Revenues
United States	$6,605	$6,230	$11,855	$11,195
United Kingdom	1,151	1,183	2,224	2,229
Australasia	664	630	1,272	1,214

	$8,420	$8,043	$15,351	$14,638

Operating Income
United States	$1,052	$673	$1,902	$1,217
United Kingdom	149	223	251	361
Australasia	112	65	156	85

	$1,313	$961	$2,309	$1,663

BY INDUSTRY SEGMENT
Revenues
Filmed Entertainment	$2,403	$2,182	$4,007	$4,001
Television	2,598	2,610	4,458	4,145
Cable Network Programming	901	790	1,908	1,634
Magazines and Inserts	387	382	740	768
Newspapers	1,208	1,194	2,311	2,299
Book Publishing	587	564	1,217	1,172
Other	336	321	710	619

	$8,420	$8,043	$15,351	$14,638

Operating Income
Filmed Entertainment	$460	$226	$641	$462
Television	296	220	639	321
Cable Network Programming	218	118	432	180
Magazines and Inserts	107	106	199	192
Newspapers	184	221	287	364
Book Publishing	86	81	192	161
Other	(38)	(11)	(81)	(17)

	$1,313	$961	$2,309	$1,663